UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aris Mining Corporation

(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

04040Y109
(CUSIP Number)

Neil Woodyer
c/o 550 Burrard Street, Suite 2900
Vancouver, BC, Canada V6C 0A3
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04040Y109	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Neil Woodyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,762,736(1)
	8	SHARED VOTING POWER 1,111,111(2)
	9	SOLE DISPOSITIVE POWER 5,762,736(1)
	10	SHARED DISPOSITIVE POWER 1,111,111(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,873,847(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%(3)
14	TYPE OF REPORTING PERSON IN

____________
(1) Represents (i) 2,466,689 common shares, no par value (the "Common Shares") of Aris Mining Corporation (the "Issuer") held by Neil Woodyer and (ii) 3,296,047 Common Shares issuable on the exercise of warrants ("Warrants") and options vested and vesting within 60 days held by Neil Woodyer.

(2) Represents 1,111,111 Common Shares held by Colleen de Bonis Woodyer, the spouse of Neil Woodyer.

(3) Based on 172,536,055 Common Shares outstanding, calculated as follows, (i) 169,240,008 Common Shares issued and outstanding as of July 4, 2024, plus (ii) 3,296,047 Common Shares issuable on the exercise of Warrants and options held by Neil Woodyer.

CUSIP No. 04040Y109	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON Colleen de Bonis Woodyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,111,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,111,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04040Y109	SCHEDULE 13D	Page 4 of 5

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Schedule 13D originally filed with the Securities and Exchange Commission on February 1, 2024 (the "Schedule 13D") and relates to the Common Shares. The address of the Issuer's principal executive offices is 2400 - 1021 W. Hastings Street, Vancouver, BC, Canada V6E 0C3. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5(c) is hereby amended to add the following:

c) As of July 9, 2024, the Reporting Persons have not had any transactions in the Common Shares that were effected during the past 60 days.

Item 5(e) is hereby amended and restated in full to read as follows:

e) As of June 28, 2024, the Reporting Persons ceased to beneficially own more than five percent of the Common Shares.  This Amendment No. 1 constitutes an exit filing for the Reporting Persons.

CUSIP No. 04040Y109	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2024

/s/ Neil Woodyer
NEIL WOODYER

/s/ Colleen de Bonis Woodyer
COLLEEN DE BONIS WOODYER